Exhibit 99.2

January 5, 2022

Jonathan Litt, Founder & CIO

Land and Buildings

1 Landmark Square

Stamford, CT 06901

Dear Jon,

Over the past two months, our Board engaged with you regarding your interest in potentially joining the ACC Board, including an evaluation of your candidacy. We wanted to provide you the opportunity to expand upon your perspectives, and to convey how the Company and our shareholders might benefit from having you represent them as an independent member of our Board. Our interactions were in the spirit of collaboration, consistent with our prior discussions that resulted in the addition of three new highly qualified independent directors. As such, we were disappointed with Land & Buildings’ decision to launch an unnecessary and distracting public campaign, after we provided you an interview and while our process with you was ongoing, a particularly unnecessary escalation given not only the responsiveness demonstrated by the Board, but also the timing of more than one week before the end of the Company’s nomination window and over four months prior to when ACC typically holds its annual meeting.

As you recall, during your November 18th interview with the Nominating and Corporate Governance Committee, you committed to provide two key items to help the Board evaluate your candidacy, which despite the follow up request from Oliver, we have not received:

1.

Case studies demonstrating that substantial sales of up to half a company’s assets, as you are suggesting for ACC, is an effective means of enhancing public market valuation and eliminating any discount to Net Asset Value.

2.

Demonstrated support by any other current or prospective ACC shareholders of Land & Buildings’ proposed plan that includes selling up to half of the Company’s assets. As we communicated to you, in our extensive investor engagement we have not heard support for this asset-sale strategy but rather investors have expressed concern regarding its impact on earnings dilution. We asked you to provide a channel for us to speak directly to other shareholders who support this strategy, and you indicated you would “clear it with them and get back to us.”

Given your stated intent to join the Board and that we were in the midst of interviewing and assessing you as a candidate, we were surprised when you then formally nominated your colleague, Corey Lorinsky, as Land & Building’s candidate in your December 17th notice to the Company. This abrupt change of course—particularly in light of your earlier demands that you be added to the Board and that the Board replace ACC’s CEO and put the Company up for sale—gives the Board serious cause for concern as to Land & Buildings’ true motives. We have, however, never wavered in our commitment to engage with you and as such, the Board considered Mr. Lorinsky as a director candidate. When the Board evaluates the requisite qualifications it seeks in any Board candidate, it considers, among other factors, years of experience, board diversity, industry expertise, university relations, leadership (including prior executive management and board experience as well as a history of leading strategic transactions and managing human capital), and financial literacy.

After careful consideration of Mr. Lorinsky’s experience and qualifications, as well as the numerous prior engagement and interactions members of our Board have had with Mr. Lorinsky over the past year (including in the November meeting during which you and Mr. Lorinsky shared your views on valuation and assumptions regarding ACC and the student housing industry), the Board has determined that it does not believe Mr. Lorinsky will be an additive member of the ACC Board and does not intend to move forward with his candidacy.

As part of our review, we also considered the current makeup of the Board and our collective skillset. We feel that Cydney’s three plus decades of investment management experience (including various roles on investment committees of two endowments, a major public pension fund and a family office), along with Craig Leupold’s extensive experience as CEO of GSI Capital Advisors and CEO of Green Street Advisors, bring a shareholder perspective well beyond that offered by Mr. Lorinsky. In addition, contrary to the statement you made on your conference call that no ACC board members have management experience at other REITs, we would note that one-third of our independent directors have held officer positions in public REITs.

We wanted to get back to you in a timely manner with the Board’s decision. While you may decide to move ahead with a contested election, we hope that you will instead consider withdrawing your director nomination and continue to engage privately and constructively with the ACC Board and management team.

Best regards,

/s/ Cydney Donnell
Cydney Donnell
Chair of the Board of Directors

/s/ Oliver Luck
Oliver Luck

Chair of the Nominating and Corporate Governance Committee